

Leo Pardo · 2nd

Resilient to the Core | Passionate for results | Business Development, Operations & Management | Entrepreneur | Venture Capital

Katy, Texas, United States · 500+ connections · **Contact info**

 **DonTruck**

Cornell University - Graduate School of...

Experience



Co-founder
DonTruck
May 2018 – Present · 2 yrs 9 mos
Houston, Texas Area

Lead the overall direction of the startup

Entrepreneur
Entrepreneur
Dec 2017 – Present · 3 yrs 2 mos



Account Manager
Halliburton
Jan 2016 – Nov 2017 · 1 yr 11 mos
United States

Landmark Solutions



Halliburton



12 yrs 3 mos

Account Manager
Feb 2015 – Jul 2015 · 6 mos
Bogota D.C., Colombia

Lead a multi-PSL team that develops strategies and financial targets for a designated high profile client within a District, Country or Region Recommends appropriate resources, personnel and pricing levels for business planning. Develop strategies for maximizing the account's profitability while creating, implementing, and managing an account plan ...**see mor**

Country Oil & Gas Technology Manager
Jul 2011 – Jul 2015 · 4 yrs 1 mo
Bogota D.C., Colombia

Successfully pursue and realize business opportunities through differentiated cross Business Units (BU's) technology solutions. Managed Halliburton's technology portfolio to create a sustainable differentiated business strategy. Scout and Identified inorganic growth opportunities. Managed industry and government relationships and marketing strategy.

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DIMS Consultant
BP
Sep 2001 – Feb 2003 · 1 yr 6 mos
Bogota, Colombia

- Responsible for uploading and imputing all the production engineering data for all the BP Colombia wells.
- Migrate Chemical Stimulation and Fracturing Reports
- Training the Co Men on location giving out personal support on site. ...**see mor**

Education



Cornell University - Johnson Graduate School of Management
Master of Business Administration (M.B.A.)
2013 – 2014



Texas A&M University - Mays Business School
Halliburton Business Leadership Development I Program, Organizational Leadership
2013 – 2013



Texas A&M University - Mays Business School
Financial Leadership for Non-Financial Leaders, Accounting and Finance
2012 – 2012

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Licenses & certifications



Venture Deals
Kauffman Fellows
Issued Apr 2020 · No Expiration Date

Petroleum Engineer
Consejo Profesional de Ingenieria de Petroleos
Issued Jul 2001 · No Expiration Date
Credential ID 03559



AWS Cloud Practitioner Essentials
Amazon Web Services (AWS)

See credential

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Volunteer experience

Parent Reader
Roosevelt Alexander Elementary
Oct 2015 – Present · 5 yrs 4 mos
Education

Support elementary students´learning experience by reading books onsite

Watch Dog
WATCH D.O.G.S. Dads Of Great Students
Feb 2018 – Present · 3 yrs
Children

Volunteer as a WATCH DOG(S) - Dad of Great Students initiative at Fielder Elementary



